[GRAPHIC    ATEL
 OMITTED]   CAPITAL GROUP




                                  July 29, 2009


BY EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance, Mail Stop 4631
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549-4631

     Re:    ATEL Cash Distribution Fund V, LP (the "Company)
            Form 10-K for the fiscal year ended December 31, 2008
            Form 10-Q for the period ended March 31, 2009
            SEC File No. 0-23842

Dear Mr. Decker:

     This letter is in response to your letter dated July 14, 2009, addressed to me as Chief Financial Officer of the above-referenced Company, regarding the referenced reports.

     The Company's supplemental responses to the comments in your letter are set forth below, with captions and numbered responses keyed to the captions and numbered comments in your letter.

              FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1. The supplemental responses include the Company's proposed revisions to be made to future filings. Subject to the Staff's concurrence with the adequacy of the proposed revisions in response to its comments, all such revisions will be included in future filings as appropriate.

Note 7, Non-Recourse Debt, page 23

2. The non-recourse note payable referred to in Note 7 of the registrant's Form 10-K does not contain any material financial covenant. The note is secured by a lien granted by the registrant to the non-recourse lender on (and only on) the discounted lease transaction. The lender has recourse



           600 California Street, 6th Floor, San Francisco, CA 94108
         Main 415.989.8800     Facsimile 415.989.3796     www.atel.com

Mr. Rufus Decker
July 29, 2009
Page 2

     only to the following collateral: the specific leased equipment; the related lease chattel paper; the lease receivables; and proceeds of the foregoing items. The non-recourse obligation is payable solely out of this specific security and the registrant does not guarantee (nor is the registrant otherwise contractually responsible for) the payment of non-recourse note as a general obligation or liability of the registrant. Although the registrant does not have any direct general liability in connection with the non-recourse note apart from the security granted, the registrant is directly and generally liable and responsible for certain representations, warranties, and covenants made to the lender, such as warranties as to genuineness of the transaction parties' signatures, as to the genuineness of the lease chattel paper or the transaction as a whole, or as to the registrant's good title to or perfected interest in the secured collateral, as well as similar representations, warranties and covenants typically provided by non-recourse borrowers and customary in the equipment finance industry, and are viewed by the such industry as being consistent with a non-recourse discount financing obligation. Accordingly, as there are no financial covenants or ratios imposed on the registrant in connection with this non-recourse obligation, the registrant does not believe there are any material covenants that warrant footnote disclosure.

Exhibit 31

3. We note the missing references in the introductory portions of paragraphs 4 and 5 to "internal control over financial reporting." The registrant made the correct certification in its subsequent quarterly report on Form 10-Q for the first quarter of 2009, and will make certain that the correct certifications are filed with each of its future periodic reports. The staff has directed that the registrant file an amended Form 10-K for the year ended December 31, 2008, to replace the current Exhibits 31 with new and updated Exhibits 31 with the corrected references in the introductory paragraphs to those two items. The registrant requests that its undertaking to provide the corrected certifications in all future filings be deemed to satisfy this comment without the need to file an amended Form 10-K.

     The registrant would point out that, while the introductory portions of paragraphs 4 and 5 omit the required reference to "internal control over financial reporting," the substantive portions of those paragraphs, items 4(b) and 4(d), and items 5(a) and 5(b), do contain the required references to internal control over financial reporting. The officers have therefore already certified in the Form 10-K to the design of such controls, the disclosure of any material changes to such controls in the report, and disclosure of any deficiencies or material weaknesses in such controls, or fraud by any person with a significant role in such control, to the auditors and audit committee. The registrant would further note that its subsequent quarterly report on Form 10-Q includes the complete and correct certifications for the quarter ended March 31, 2009.

Mr. Rufus Decker
July 29, 2009
Page 3

     The registrant would therefore assert that its responsible officers have made the substantive certifications for the year ended December 31, 2008, have made updated certifications as of the subsequent first quarter ended March 31, 2009, and will make them as of the quarter ended June 30, 2009 and every subsequent period. The registrant believes that the potential cost and delay in its current periodic reporting that would result from preparing and filing an amended report for the purpose of correcting the introductory portions of the paragraphs should therefore outweigh any benefit to public disclosure that might be deemed necessary under these circumstances.

     As the staff is aware, the registrant and five of its affiliates are subject to this same comment, so insistence upon an amended Form 10-K would mean the registrant's management would be required to prepare six amended 10-Ks, while at the same time preparing those same six registrants' periodic reports for the quarter ended June 30, 2009, adding to the cost and potentially delaying completion of reporting for the current period. As correcting these certifications would be the only reason for such amendments to the 10-Ks, the registrant hereby requests that the staff concur that this comment is satisfied with the registrant's undertaking to make certain that the correct certifications continue to be provided in all subsequent periodic reports.

                  FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

4. The responsive changes proposed with respect to future annual reports on Form 10-K will, upon Staff confirmation of our proposed responses, be similarly addressed in all future interim reports.


                                     * * * *

     The Company, in connection with the staff's review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Rufus Decker
July 29, 2009
Page 4



     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned with any further comments or questions concerning the Company's reports.

                                    Very truly yours,

                                    /s/ PARITOSH K. CHOKSI

                                    By:  Paritosh K. Choksi
                                    Chief Financial Officer
                                    ATEL Cash Distribution Fund V, LP

cc:      Ms. Nudrat Salik
         Staff Accountant
         Division of Corporation Finance, Mail Stop 4631
         Securities and Exchange Commission

         Paul J. Derenthal, Esq.
         Mr. Samuel Schussler
         Mr. Tullus Miller